Ravel Health - Tales from a Lyme Start-Up

Ravel Health <jaime@ravel.health>
via mailchimpapp.net
Wed 12/21/2022 8:36 AM
To: Jaime Intile <jaime@ravel.health>

RAVEL HEALTH

https://ravel.health

Hello,

The holidays are upon us and we wanted to wish you all a happy and healthy season! It's amazing how fast time flies and wanted to provide a quick update as we head into the new year. Here at Ravel, we've been focused on our first capital raise, as well as meeting many of you and working toward our pilot launch.

We have bootstrapped Ravel using personal savings until now, but we've known for a while that to finish platform development and ensure legal compliance nationwide, we would need to raise additional funds. To that end, we created a 1-sheet, pitch deck, and a crowdfunding campaign, in addition to reaching out to VCs, family offices and angels. It's been a challenge — and definitely a learning experience — in this economic climate, and it's taking longer than we had hoped. That being said, we are starting to fill out the round and hope to close on it early next year. We want to be transparent on this front, as it affects the timeline for when we're able to launch and start providing services.

In speaking with all of you, we've been inspired and energized knowing that the TBD and chronic illness community is very motivated for something like Ravel to launch. Please know that we are working hard to get this live and up-and-running as soon as possible.

A few other updates from the last quarter while we have you:

- For the crowdfunding campaign, we decided to go with Wefunder. This opens up investing to anyone who believes in what we're building and is interested in supporting our vision. Starting at $100, anyone who invests will own equity in the company.

- We created an Ambassador Program and brought on influencers and other prominent members of the Lyme community in a more official capacity to help spread awareness about Ravel.
- We've had numerous conversations with several Lyme organizations, labs and supplement companies about collaborating and partnering.
- We've been working closely with the team of *The Quiet Epidemic*, an award-winning documentary about Lyme, to co-sponsor screenings across the country (You can view the trailer here)
- And lots more ...

As always, if you have any questions or feedback, we'd love to hear from you.

Happy New Year and here's to all good things in 2023!

Jaime Intile & Kevin Williams

Co-Founders, Ravel Health


RAVEL
HEALTH
BE AN EARLY INVESTOR
IN RAVEL HEALTH!
Friends & Family round is live on Wefunder.
https://wefunder.com/ravel-health
#ravelhealth

If you have any questions/feedback/comments, please reach out!

Kevin Williams kevin@ravel.health

Jaime Intile jaime@ravel.health

You are receiving this email because you have been in our community before and we wanted to keep you in the loop on Ravel Health, or you have signed up to receive updates.

We hope you stay with us to share in this experience!

[Test] Ravel Health Update

Ravel Health <jaime@ravel.health>
via mailchimpapp.net
Wed 11/30/2022 12:15 PM
To: Jaime Intile <jaime@ravel.health>

RAVEL HEALTH

https://ravel.health

Hello Ravelers,

Can't believe it's almost December ... Which means it's already been too long since our last update!

Our main focus over the last few months has been on raising capital for the launch of Ravel Health. As Founders, we have bootstrapped Ravel using personal funds to this point, but to finish building out the platform and ensure legal compliance, we need to raise additional money. We want to be transparent on this front, as it affects the timeline for when we're able to launch and the services we're able to provide.

To that end, we are excited to announce the launch of a crowdfunding campaign on Wefunder. This opens up investing to anyone who believes in what we're building and is interested in supporting our vision. Starting at $100, anyone who invests would own equity in Ravel Health (This is not a donation). You can learn more about the campaign here:

- https://wefunder.com/ravel-health

The idea of the people we're serving being able to have an ownership stake in the company is pretty neat and something that resonates with us. So if you're interested, please check out the campaign and let us know if you have any questions, you can email here: jaime@ravel.health. We're happy to jump on a call to run through our vision, discuss the details, etc.

We also know, from our personal Lyme journeys, that money is often tight for Lyme patients and financial support might not be doable. If you can still support us by sharing our Wefunder campaign with those in your network, we'd be extremely grateful.

A few other updates from the last quarter:

- Created an Ambassador Program and brought on influencers and other prominent members of the Lyme community in a more official capacity to help spread awareness about Ravel
- Spoke with several Lyme organizations, labs (including Galaxy & iGenX), and others in the industry about collaborating and partnering
- Been working closely with the team of **The Quiet Epidemic**, an award-winning documentary about Lyme, to co-sponsor screenings across the country (You can view the trailer here)

As always, if you have any questions or feedback, we'd love to hear from you. We hope you all had a wonderful Thanksgiving holiday and got to spend time with the ones you love.

Jaime Intile & Kevin Williams
Co-Founders, Ravel Health

RAVEL


RAVEL
HEALTH
BE AN EARLY INVESTOR
IN RAVEL HEALTH!
Friends & Family round is live on Wefunder.
https://wefunder.com/ravel-health
#ravelhealth

If you have any questions/feedback/comments, please reach out!

Kevin Williams kevin@ravel.health

Jaime Intile jaime@ravel.health

You are receiving this email because you have been in our community before and we wanted to keep you in the loop on Ravel Health, or you have signed up to receive updates.

We hope you stay with us to share in this experience!

Ravel Health Brings on Lead Investor

Jaime Intile <jaime@ravel.health>
via mailchimpapp.net

Wed 2/15/2023 6:00 AM

To: Jaime Intile <jaime@ravel.health>

RAVEL HEALTH

https://ravel.health

Hello Everyone,

We have some exciting news to share: Ravel Health has secured a lead investor who's committed to funding our pilot! A huge thank you to Scott Bedford, President of Peninsula Capital Management, for believing in our vision and supporting our launch.

There is still time to **be an early investor** in Ravel Health (this is not a donation, you'll have equity in our company). We have set up a Wefunder campaign so anyone in our community has an opportunity to share in the excitement of Ravel. **Investing amounts begin at $100:**

- https://wefunder.com/ravel-health

If investing is not possible at this time you can still support us by sharing the link above with anyone you think might be interested.

A Quick Refresher
Ravel is a digital health marketplace specializing in nationwide, virtual consultations for Lyme disease patients. Our goal is to provide affordable, on-demand care from highly vetted Lyme-literate physicians, all from the comfort of home. Founded by 2 chronic Lyme patients, on a mission to change the way we're treated.

Recent Milestones

- Our pilot is launching this Spring in Colorado, with up to 10 providers and up to 30 patients (more details on this in our next newsletter)
- Dr. Richard Horowitz & Dr. Darin Ingels are supporting us on the Advisory Team (w/more additions coming soon)
- Created an Ambassador Program that includes Ryan Sutter, the first winner of the Bachelorette, who has battled Lyme and mold toxin illness, as well as Scott Forsgren, the Better Health Guy a well-known Lyme advocate, podcaster & writer
- We've been working closely with the team of *The Quiet Epidemic*, an award-winning documentary about Lyme, to co-sponsor screenings in Colorado and across the country (You can view the trailer here)

Lots of good momentum to start the New Year, more to come soon ...

Here's to good health!
Jaime Intile & Kevin Williams
Co-Founders, Ravel Health

If you have any questions/feedback/comments, please reach out!

Kevin Williams kevin@ravel.health

Jaime Intile jaime@ravel.health

You are receiving this email because you have been in our community before and we wanted to keep you in the loop on Ravel Health, or you have signed up to receive updates.
We hope you stay with us to share in this experience!

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RAVEL HEALTH

https://ravel.health

Hello Investors,

Our funding round on Wefunder is set to close on April 15. We have 21 investors currently, showing the passion and need for what we're building. We very recently added one of the most well-known and respected doctors in the Lyme community to lead our pilot in June, alongside one of the providers on our Advisory Team. There is still time and room to join our lead investor, Scott Bedford of Peninsula Capital Management, in supporting us.

If you are interested in learning more about Ravel and the terms for this round, please contact Jaime at jaime@ravel.health or Kevin at kevin@ravel.health to set up a time to answer any questions and discuss next steps.

Quick Refresher
Ravel is a digital health marketplace specializing in nationwide, virtual consultations for Lyme disease patients. Our goal is to provide affordable, on-demand care from vetted Lyme-literate physicians, all from the comfort of home.

- Website
- Deck

Recent Milestones

- 250+ patients on nationwide waitlist
- Pilot set to launch in Colorado this Summer to prove concept and garner feedback
- Dr. Tom Moorcroft, who treats some of the sickest, most sensitive patients suffering from chronic Lyme disease, tick-borne co-infections, mold illness, as well as children with infection-induced autoimmune encephalitis (PANS/PANDAS), will be leading our pilot in conjunction with our Advisory Team member, Dr. Darin Ingels
- Ambassador Program created, including the addition of Ryan Sutter, a Colorado native and the first winner of the Bachelorette, who has battled Lyme and mold toxin illness and now shares his story with the media & his followers to spread awareness
- Chief Scientific Officer of Global Lyme Alliance, Tim Sellati, PhD, has joined the Advisory Team alongside Dr. Richard Horowitz & Dr. Darin Ingels
- Sponsoring the Colorado screenings of ***The Quiet Epidemic*** — a feature length documentary about Lyme disease.

Here's to good health!
Jaime Intile & Kevin Williams
Co-Founders, Ravel Health

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You are receiving this email because you have been in our community before and we wanted to keep you in the loop on Ravel Health, or you have signed up to receive updates. We hope you stay with us to share in this experience!

If you have any questions/feedback/comments, please reach out!
Kevin Williams kevin@ravel.health
Jaime Intile jaime@ravel.health

RAVEL HEALTH

https://ravel.health


LAST DAY TO
INVEST IN RAVEL
Virtual consults for Lyme disease patients
Investments begin at $100
Round closes April 15
wefunder.com/ravel-health
RAVEL
HEALTH

Hi Everyone,

We need your help to reach our funding goal. In our recent email we announced our lead investor, which generated a lot of interest. There's still time to join the round before it closes

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Investing starts at $100 for equity in Ravel Health. Earn perks when you invest at $500, $1,000, $5,000 and $10,000. See the investment terms & perks here.

Quick Refresher
Ravel is a digital health start-up founded by 2 Lyme disease patients. We are building a virtual platform for patients with complex chronic illness (starting with Lyme disease) to find accessible, on-demand care from the comfort of home. Our goal is to change the way we're treated by offering affordable, transparent monthly subscriptions for integrative diagnostics and treatment with vetted Lyme-literate providers and discounts on supplements & labs.

Recent Milestones

- 250+ patients on nationwide waitlist - Join Here
- Pilot launch in Colorado this Summer with up to 10 Lyme literate providers & 30 patients
- Dr. Tom Moorcroft, who treats some of the sickest, most sensitive patients suffering from chronic Lyme disease, tick-borne co-infections, mold illness, as well as children with infection-induced autoimmune encephalitis (PANS/PANDAS), will be leading our pilot in conjunction with our Advisory Team member, Dr. Darin Ingels
- Ambassador Program created, including *Better Health Guy*, Scott Forsgren and Bachelorette winner, Ryan Sutter
- Chief Scientific Officer of Global Lyme Alliance, Tim Sellati, PhD, has joined the Advisory Team alongside Dr. Richard Horowitz & Dr. Darin Ingels
- Sponsoring the Colorado screenings of *The Quiet Epidemic* — A feature length documentary about Lyme disease.
  - Buy Tickets Here

Here's to good health!
Jaime Intile & Kevin Williams
Co-Founders, Ravel Health

You are receiving this email because you have been in our community before and we wanted to keep you in the loop on Ravel Health, or you have signed up to receive updates. We hope you stay with us to share in this experience!

If you have any questions/feedback/comments, please reach out!
Kevin Williams kevin@ravel.health
Jaime Intile jaime@ravel.health

BE AN EARLY INVESTOR IN RAVEL HEALTH

We are a Lyme start-up founded by 2 patients.
Investments begin at $100 for equity in Ravel.
Join the round before it closes on April 15.

wefunder.com/ravel-health



RAVEL
HEALTH

Changing the Way
Lyme Patients are Treated

www.ravel.health



RAVEL
HEALTH

BE AN EARLY STAGE INVESTOR

Ravel is a digital health start-up founded by 2 Lyme disease patients. Learn more about our vision & view the terms at the link below. Investments start at $100 for equity in the company.

Join the round before it closes on April 15.

wefunder.com/ravel-health



RAVEL
HEALTH

3 WEEKS LEFT

BE AN EARLY STAGE INVESTOR

Ravel Health is a Lyme disease start-up founded by 2 patients on a mission to change the way we're treated. Help us get funded by clicking the link below to learn more about our vision & view the terms. Investments start at $100. Join the round before it closes on April 15.

wefunder.com/ravel-health

#ravelhealth


RAVEL
HEALTH
BE AN EARLY INVESTOR
IN RAVEL HEALTH!
Friends & Family round is live on Wefunder.
https://wefunder.com/ravel-health
#ravelhealth

BE AN EARLY INVESTOR IN RAVEL HEALTH

We are live on Wefunder! Investments begin at $100 for equity in Ravel Health. Pilot launch is set for June. This round will close April 15th. If you believe in our mission you can support the pilot by investing in this early stage round.

https://wefunder.com/ravel-health



RAVEL
HEALTH

Changing the Way Lyme Patients are Treated

www.ravel.health


LAST DAY TO
INVEST IN RAVEL
Virtual consults for Lyme disease patients
Investments begin at $100
Round closes April 15
wefunder.com/ravel-health
RAVEL
HEALTH



RAVEL
HEALTH

2 WEEKS LEFT FOR EARLY INVESTORS

Virtual consults for Lyme disease patients
Investments begin at $100
Round closes April 15

wefunder.com/ravel-health

RAVEL
HEALTH



2 WEEKS LEFT
FOR EARLY INVESTORS

Virtual consults for Lyme disease patients
Investments begin at $100
Round closes April 15

wefunder.com/ravel-health



RAVEL
HEALTH

LAST DAY TO INVEST IN RAVEL

Virtual consults for Lyme disease patients
Investments begin at $100
Round closes April 15

wefunder.com/ravel-health

RAVEL
HEALTH



LAST DAY TO INVEST IN RAVEL

Virtual consults for Lyme disease patients
Investments begin at $100
Round closes April 15

wefunder.com/ravel-health

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